Exhibit 99.1

Strongbridge Biopharma plc to Present at Biotech Showcase 2017

Dublin, Ireland and Trevose, Pa., January, 4, 2017 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today announced that management will present at the 9th Annual Biotech Showcase™ taking place January 9 —11, 2017 at the Hilton San Francisco Union Square in San Francisco, California.

Matthew Pauls, president and chief executive officer of Strongbridge Biopharma, will provide a corporate overview on Monday, January 9, 2017, at 10:30 a.m. Pacific Time. The presentation will be webcast live and archived on the “Events & Presentations” page in the Investor section of the Company’s website at www.strongbridgebio.com.

About Strongbridge Biopharma

Strongbridge Biopharma is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge’s first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases. Strongbridge’s lead compounds include COR-003 (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing’s syndrome, and COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations
The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

USA
900 Northbrook Drive
Suite 200
Trevose, PA 19053
Tel. +1 610-254-9200
Fax. +1 215-355-7389